SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20
LISTED COMPANY
Brazilian SEC Registration: 1431-1
US SEC Registration (ordinary shares): 20441B308
US SEC Registration (preferred, class B): 20441B407
Spanish SEC Registration (Latibex, preferred, class B): 29922

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on December 22, 2016, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1. Analysis, discussion and voting on the Board of Executive Officers’ proposal to increase the capital stock of the Company in the amount of R$2,836 (two billion, eight hundred and thirty-six million reais) through the payment of the total of the accrued capital reserves of the period from 2008 to 2011 and of 0.20% of the capital retention of 2012, for the purpose of internal rounding of numerical values, since such reserves have been used in the Company’s investment program in subsequent financial years, as established in paragraph I of article 196 of Law no. 6,404, as of December 15, 1976 , having the capital stock been increased from R$6,910 (six billion, nine hundred and ten million reais) to R$9,746 (nine billions, seven hundred and forty-six millions of reais) with due alteration of the corresponding Article 4 of the Company’s Bylaws;

2. Analysis, discussion and voting on the proposal for alteration of Copel’s (Holding) Bylaws, as follows: a) Article 4: adequacy of its terms due to the increase of the capital stock, subject to the approval of item 1; b) Article 17: I. adjustments in the number of chief offices; II. Addition of information related to the chief responsible for the removal of chief officers; III. Reduction to two years of the chief officers’ term of office; IV. Establishment of the maximum number of consecutive reappointments of chief officers; V. Change of the name of the Chief Institutional Relations Office to Chief Legal and Institutional Relations Office; VI. Creation of the Chief Governance, Risk and Compliance Office; VII. Addition of the sole paragraph about the duties of each chief officer; c) Article 20: adjustment of the wording of § 8th related to the duties of the members of the Board of Directors of the Company’s wholly-owned subsidiaries; d) Article 21: alteration of the wording and inclusion and exclusion of clauses related to the duties of the Chief Executive Officer; e) Articles 22 to 26: excluded; f) Articles 27 to 43: renumbered, respectively, to articles 22 to 38; g) Article 44: renumbered to article 39, having it been reworded so as to include the transition rule related to the Chief Officers’ term of office; and

3. Fulfillment of vacancies in the Company’s Board of Directors.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting, and c) as established in CVM’s Rule No. 282, as of June 26, 1998, the minimum percentage of participation in the voting capital necessary for the requirement of the multiple voting rights for the election of members of the Board of Directors is 5% (five percent).

Curitiba, November 22, 2016

Fernando Xavier Ferreira
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 25, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.